Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Rayonier Inc., Rayonier, L.P., and Rayonier TRS Holdings Inc. for the registration of debt securities, guarantees, shares of common stock, subscription rights, shares of preferred stock, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our reports dated February 25, 2022, with respect to the consolidated financial statements and financial statement schedule of Rayonier Inc. and Rayonier, L.P., and the effectiveness of internal control over financial reporting of Rayonier Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Jacksonville, Florida

November 4, 2022